SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 28th May 2005

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

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Issued –Wednesday 25th May 2005, London – LSE Announcement

GlaxoSmithKline plc – Results of AGM

GlaxoSmithKline (GSK) announces that at today's Annual General Meeting all resolutions, including those electing and re-electing Board members, were passed by shareholders.

GlaxoSmithKline Annual General Meeting Poll Results

The following table shows the votes cast for each resolution:

Resolution		Total votes for*	%	Total votes against	%	Total votes cast	Abstentions**
01	Adoption of Financial Statements	3,906,841,624	98.79%	47,758,594	1.21%	3,954,600,218	175,150,362
02	Approval of the Remuneration Report	3,800,433,274	95.40%	183,067,146	4.60%	3,983,500,420	146,250,160
03	Election of Sir Christopher Gent	4,099,468,431	99.62%	15,431,801	0.38%	4,114,900,232	14,850,348
04	Election of Sir Deryck Maughan	4,104,142,353	99.75%	10,428,930	0.25%	4,114,571,283	15,179,297
05	Election of Mr J Heslop	4,100,614,116	99.66%	14,129,375	0.34%	4,114,743,491	15,007,089
06	Re-election of Dr J-P Garnier	4,099,153,866	99.61%	15,882,823	0.39%	4,115,036,689	14,713,891
07	Re-election of Sir Ian Prosser	4,103,392,185	99.73%	11,267,847	0.27%	4,114,660,032	15,090,548
08	Re-election of Dr R Schmitz	4,103,662,925	99.74%	10,802,992	0.26%	4,114,465,917	15,284,663
09	Re-election of Dr L Shapiro	4,096,777,184	99.57%	17,647,353	0.43%	4,114,424,537	15,326,043
10	Re-appointment of Auditors	4,055,015,241	99.48%	21,364,410	0.52%	4,076,379,651	53,370,929
11	Remuneration of Auditors	4,098,763,019	99.62%	15,675,183	0.38%	4,114,438,202	15,312,378
12	Authorise donations to EU Political Organisations & incur EU Political Expenditure	4,024,458,274	98.08%	78,854,300	1.92%	4,103,312,574	26,438,006
13	Disapplication of pre-emption rights***	4,067,878,763	99.05%	39,147,397	0.95%	4,107,026,160	22,724,420
14	Authority for the Company to purchase its own shares***	4,106,321,241	99.80%	8,129,177	0.20%	4,114,450,418	15,300,162
15	Insertion of new Articles 48A into the Articles of Association***	4,088,185,649	99.84%	6,721,259	0.16%	4,094,906,908	34,843,672
16	Deletion of Article 154.2 of the Articles of Association***	4,087,140,974	99.79%	8,426,154	0.21%	4,095,567,128	34,183,452
17	Amendment to Article 81 of the Articles of Association***	4,090,361,524	99.88%	5,032,818	0.12%	4,095,394,342	34,356,238

Notes:

* Includes discretionary votes.

** An abstention is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.

*** Indicates Special Resolutions requiring a 75% majority

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The following table provides further relevant information:

	GlaxoSmithKline's Fifth AGM (2005)	GlaxoSmithKline's Fourth AGM (2004)
Issued share capital (excluding Treasury Shares)	5,852,415,354	5,921,564,431
Total votes cast and abstentions lodged as a % of GSK's issued share capital (excluding Treasury Shares).	70.56%	66.75%
Total shareholder population.	209,029	230,939
Total number of proxies lodged.	16,156	17,400
% of shareholders who lodged proxies.	7.73%	7.53%
Number of shareholders, corporate representatives and proxies who attended the AGM	286	349

S M Bicknell

Company Secretary

25th May 2005

These results will shortly be available on the Company's website www.gsk.com.

Enquiries:

UK Media enquiries:	Philip Thomson	(020) 8047 5502
	David Mawdsley	(020) 8047 5502
	Chris Hunter-Ward	(020) 8047 5502
	Alice Hunt	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(215) 751 7709
	Mary Anne Rhyne	(919) 483 2839
	Patricia Seif	(215) 751 7709

European Analyst/Investor enquiries:	Duncan Learmouth	(020) 8047 5540
	Anita Kidgell	(020) 8047 5542
	Jen Hill	(020) 8047 5543

US Analyst/ Investor enquiries:	Frank Murdolo	(215) 751 7002
	Tom Curry	(215) 751 5419

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: May 27, 2005

By:	/s/ Simon Bicknell

SIMON BICKNELL

Authorised Signatory for and on behalf of GlaxoSmithKline plc